UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

 Amendment No. 2

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Fortune Industries, Inc.

(Name of the Issuer)

Fortune Industries, Inc.

CEP, Inc.

CEP Merger Sub, Inc.

Tena Mayberry

Randy Butler

The Carter M. Fortune Living Trust

(Name of Persons Filing Statement)

Common Shares, $0.10 par value

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Fortune Industries, Inc.	The Carter M. Fortune Living Trust
6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278

CEP, Inc.	Tena Mayberry
6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278

CEP Merger Sub, Inc.	Randy Butler
6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278

Tena Mayberry	Randy Butler	Fortune Industries, Inc.
6402 Corporate Dr.	6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278	Indianapolis, Indiana 46278
317 532-1374	317 532-1374	317 532-1374
Attn: Carrie Hill

 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copies to:

Bone McAllester Norton PLLC	Bose McKinney & Evans LLP
511 Union Street, Suite 1600	111 Monument Circle
Nashville, Tennessee 37219	Indianapolis, Indiana 46204
Attn: Charles W. Bone Esq. and Trace Blankenship, Esq.	Attn: Jeffrey B. Bailey

This statement is filed in connection with (check the appropriate box).

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final Statement reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$13,789,134	$1,466.66

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,466.66

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	Fortune Industries, Inc.

Date Filed:	May 22, 2012

*	The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $13,789,134 which is the sum of (1) product of 92,981 shares of Common Stock outstanding as of January 31, 2013 that are proposed to be converted into the right to receive the merger consideration, multiplied by the merger consideration of $0.61 per share; (2) 7,344,687 shares of Common Stock and 296,180 of Class C Preferred Shares which are being acquired for a combination: (i) $7,000,000 in cash, (ii) a promissory note in the principal amount of $6,300,000 and common shares of the Parent acquiring company equal to approximately 22% of its total outstanding shares valued at approximately $441,343. The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee Rate Advisory for Fiscal Year 2012, equals the proposed maximum aggregate value of the transaction multiplied by .00011460 ($114.60 per million dollars).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee Rate Advisory for Fiscal Year 2012 .00011460 ($114.60 per million dollars) multiplied by the total Transaction Valuation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Merger or passed upon the merits or fairness of the Merger or upon the accuracy or adequacy of the information contained in the attached Schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by Fortune Industries, Inc., an Indiana corporation (the “Company”), the issuer of the common stock, without par value (the “Common Stock”), that is subject to the Rule 13e-3 transaction, Tena Mayberry (“Mayberry”), Randy Butler (“Butler,”), (the “Rollover Shareholders”), The Carter M. Fortune Living Trust (“Fortune”), CEP, Inc., a Tennessee Indiana corporation (“Parent”), and CEP Merger Sub, Inc., a Tennessee corporation and wholly-owned subsidiary of Parent (“Merger Sub,” and, together with the Parent and the Rollover Shareholders, the “Acquisition Parties” and, together with the Company, the “Filing Party” and each a “Filing Party”).

This Statement relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, (the “Merger Agreement”), by and among the Company, Parent, Merger Sub, Fortune and the Rollover Shareholders. Concurrently with the filing of this Statement, the Company is filing with the Commission an Amendment No 1. to a preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and approve the merger contemplated thereby. The adoption of the Merger Agreement is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement and approval of the merger by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting. If the merger is consummated, Merger Sub will merge with and into the Company, Company will continue as the surviving corporation and Parent will own a majority of the issued and outstanding common stock of Company. Upon the completion of the merger, each outstanding share of Common Stock owned by beneficial or record holders of less than 501 Shares on March 26, 2012 and who continue to own those shares of Common Stock on the effective date of the Merger (the “Small Block Holders”) will be converted into the right to receive $0.61 in cash, without interest and less any applicable withholding taxes. Upon the completion of the merger, each outstanding share of Common Stock owned by beneficial or record holders of 501 or more Shares: (i) on March 26, 2012 or (ii) on the effective date of the merger (the “Large Block Holders”) will continue to own the Common Stock of the Company which they currently own, which will be deemed to be shares of the surviving corporation’s common stock. The Rollover Shareholders have agreed to contribute, immediately prior to the completion of the merger, in the aggregate, 7,424,687 shares of Company common stock to Parent in exchange for shares of Parent common stock.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or Statement. Capitalized terms used but not defined in this Statement shall have the meanings given to them in the Preliminary Proxy Statement.

All information contained in this Statement concerning each Filing Party has been supplied by such Filing Party.

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Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Fortune Industries, Inc.

6402 Corporate Drive

Indianapolis, Indiana 46278

(317) 532-1374

(b)	Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC. —Securities Ownership of Fortune Industries, Inc.”

“TRADING MARKET AND PRICE FOR SHARES”

The exact title of the subject class of equity securities is “Fortune Industries, Inc. common shares, par value $0.10 per share.”

(c)	Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“PRIOR PURCHASES OF SHARES”

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A:

(a)	Name and Address. Fortune Industries, Inc. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

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“THE PARTIES”

(c)	Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	Material Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D-1 — Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust”

“ANNEX D-2 —First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement, dated as of August 22, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust”

“ANNEX D-3—Rollover Contribution Agreement dated effective as of March 26, 2012, (among Parent, Tena Mayberry and Randy Butler)”

(c)	Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”

“THE MERGER AGREEMENT—Covenants”

“RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2—First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3—Rollover Contribution Agreement”

(d)	Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“RELATED PARTY TRANSACTIONS”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“THE MERGER AGREEMENT”

“PRIOR PURCHASES OF SHARES”

“ANNEX A—Agreement and Plan of Merger”

(d)	Conflicts of Interest. The information set forth in the Preliminary Proxy Statement under the following captions is incorporate herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Required Vote; Calculation of the Vote; Abstentions and Broker Non-Votes”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Securities Ownership of Fortune Industries, Inc.”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

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“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 —First Amendment to Preferred Stock Purchase and Rollover Agreement”

“ANNEX D-3— Rollover Contribution Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(a)	Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIALMEETING AND THE MERGER”

“THE SPECIAL METTING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC. —Purpose of the Special Meeting”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

(b)	Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 —First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3— Rollover Contribution Agreement”

(c)1-8	Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

5

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

(b)	Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

(c)	Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC”

(d)	Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

6

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Accounting Treatment”

“SPECIAL FACTORS—Expenses of the Subject Transaction”

“THE MERGER AGREEMENT”

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC”

The analysis materials of Kraft Analytics, LLC. used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

7

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“THE MERGER AGREEMENT—Conditions to the Merger”

“ANNEX A—Agreement and Plan of Merger”

(d)	Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC”

(e)	Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“ANNEX B—Opinion of Kraft Analytics, LLC”

The analysis materials of Kraft Analytics, LLC used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“SPECIAL FACTORS—Expenses of the Subject Transaction”

“THE MERGER AGREEMENT—Conditions to the Merger”

8

“THE MERGER AGREEMENT—Expenses”

“ANNEX A—Agreement and Plan of Merger”

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC. —Securities Ownership of Fortune Industries, Inc.”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(b)	Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“PRIOR PURCHASES OF SHARES”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2—First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3 — Rollover Contribution Agreement”

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”

“ANNEX C—Voting Agreement”

“ANNEX D-1—Preferred Stock Purchase and Rollover Contribution Agreement.”

“ANNEX D-2—First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3— Rollover Contribution Agreement”

(e)	Recommendation of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

9

“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”

“THE MERGER AGREEMENT—Representations and Warranties”

Item 13. Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information.

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION – Pro Forma Data

(c)	Summary Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Proxy Solicitation”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Expenses of the Subject Transaction”

Item 15. Additional Information.

Item 1011 of Regulation M-A:

(b)	Other Material Information. The entirety of the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

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Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)(1)	Preliminary Proxy Statement for the Special Meeting of the Shareholders of Fortune Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 26, 2012, as amended on February 1, 2013 and March 8, 2013).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)	Press release, dated March 26, 2012, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on March 26, 2012).*

(b)(1)	Term sheet issued to CEP, Inc. by CAPSTAR Bank, Nashville, Tennessee, dated January 14, 2013.*

(b)(2)	Form of promissory note from CEP, Inc. to Carter M. Fortune to be used in connection the financing of the proposed transaction.*

(c)(1)	Fairness Opinion of Kraft Analytics, LLC (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).

(c)(2)	Analysis Materials of Kraft Analytics, LLC in Connection with Fairness Evaluation, including the following:

(c)(2)(i): A draft of the proposed Merger Agreement (incorporated herein by reference to Annex A of the Preliminary Proxy Statement);

(c)(2)(ii): Annual Reports on Form 10-K filed with the SEC for the years ended June 30, 2008, 2009, 2010, and 2011;*

(c)(2)(iii): Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 2011 and September 30, 2011;*

(c)(2)(iv): A Draft version of Quarterly Report on Form 10-Q to be filed with the SEC for the quarter ended December 31, 2011;*

(c)(2)(v): The valuation of the preferred stock by Rodefer Moss & Co. PLLC and a Financial Due Diligence Report compiled by Double Eagle Advisory, LLC (previously filed as Exhibit (c)(2)(iv) to Schedule 13E-3 filed by the Company on May 29, 2012) ;

(c)(2)(vi): Customer lists;

(c)(2)(vii): Accounts receivable aging reports;

(c)(2)(viii): Detailed asset listings;

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(c)(2)(ix): Documentation related to prior offers to purchase the Company and/or Mr. Fortune’s ownership interest;

(c)(2)(x) Proposed and existing debt schedules and loan documents; and,

(c)(2)(xi): Letter of Interest between Tena Mayberry and Randy Butler on the one hand and Carter M. Fortune on the other hand, dated July 19, 2011 and accepted July 21, 2011.

(c)(3)	Financial Projections Prepared by management of Fortune Industries, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, by and among Fortune Industries, Inc., CEP, Inc., CEP Merger Sub, Inc., (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)	Voting Agreement, dated as of March 26, 2012, by and among CEP, Inc., Tena Mayberry, Carter M. Fortune, 14 West, LLC, Carter M. Fortune Living Trust Carter Fortune (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)	Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust, as amended on August 22, 2013 (incorporated herein by reference to Annex D-1 and D-2 to the Preliminary Proxy Statement).

(d)(4) Rollover Contribution Agreement (dated effective as of March 26, 2012, among Parent, Tena Mayberry and Randy Butler) (incorporated herein by reference to Annex D-3 to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*

_________

*Previously filed

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1________, 2013

Fortune Industries, Inc.

By:	/s/ Tena Mayberry
Name: Tena Mayberry
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1________, 2013

CEP, Inc.

By:	/s/ Tena Mayberry
Name: Tena Mayberry
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1________, 2013

CEP Merger Sub, Inc.

By:	/s/ Tena Mayberry
Name: Tena Mayberry
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1________, 2013

/s/ Carolynn V. Hill
The Carter M. Fortune Living Trust by Carolynn V. Hill, Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1________, 2013

/s/ Tena Mayberry
Tena Mayberry

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013

/s/ Randy Butler
Randy Butler

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Exhibit Index

(a)(1)	Preliminary Proxy Statement for the Special Meeting of the Shareholders of Fortune Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 22, 2012, as amended on February 1, 2013).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)	Press release, dated March 26, 2012, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on March 26, 2012).*

(b)(1)	Term sheet issued to CEP, Inc. by CAPSTAR Bank, Nashville, Tennessee, dated January 14, 2013.

(b)(2)	Form of promissory note from CEP, Inc. to Carter M. Fortune to be used in connection the financing of the proposed transaction.

(c)(1)	Fairness Opinion of Kraft Analytics, LLC (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).

(c)(2)	Analysis Materials of Kraft Analytics, LLC in Connection with Fairness Evaluation, including the following:

(c)(2)(i): A draft of the proposed Merger Agreement;

(c)(2)(ii): Annual Reports on Form 10-K filed with the SEC for the years ended June 30, 2008, 2009, 2010, and 2011;*

(c)(2)(iii): Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 2011 and September 30, 2011;*

(c)(2)(iv): A Draft version of Quarterly Report on Form 10-Q to be filed with the SEC for the quarter ended December 31, 2011;

(c)(2)(v): The valuation of the preferred stock by Rodefer Moss & Co. PLLC and a Financial Due Diligence Report compiled by an outside advisory firm;

(c)(2)(vi): Customer lists;

(c)(2)(vii): Accounts receivable aging reports;

(c)(2)(viii): Detailed asset listings;

(c)(2)(ix): Documentation related to prior offers to purchase the Company and/or Mr. Fortune’s ownership interest;

(c)(2)(x) Proposed and existing debt schedules and loan documents; and,

15

(c)(2)(xi): Letter of Interest between Tena Mayberry and Randy Butler on the one hand and Carter M. Fortune on the other hand, dated July 19, 2011 and accepted July 21, 2011.

(c)(3)	Financial Projections Prepared by management of Fortune Industries, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, by and among Fortune Industries, Inc., CEP, Inc., CEP Merger Sub, Inc., (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)	Voting Agreement, dated as of March 26, 2012, by and among CEP, Inc., Tena Mayberry, Carter M. Fortune, 14 West, LLC, Carter M. Fortune Living Trust Carter Fortune (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)	Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust, as amended on August 22, 2013 (incorporated herein by reference to Annex D-1 and D-2 to the Preliminary Proxy Statement).

(d)(4)	Rollover Contribution Agreement (dated effective as of March 26, 2012, among Parent, Tena Mayberry and Randy Butler) (incorporated herein by reference to Annex D-2 to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*

_________

 *Previously filed

16